MAIL STOP 3561

      May 23, 2005


Mr. Ru-hua Song
Principal Executive Officer
Top Group Holdings, Inc.
1398 Monterey Pass road
Monterey Park, CA  91754


Re:	Top Group Holdings, Inc.
      Form 8-K filed 05/13/05
	File No. 000-32341


Dear Mr. Song:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed May 13, 2005
1. Please amend your Form 8-K to include required disclosures in accordance with Item 304(a)(1)(ii) of Regulation S-B.
2. Please amend to file an updated letter from Joseph Mao, CPA, as an
Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in the amended Form 8-K filing.

      Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you should have a particular question in regard to this letter, please contact the undersigned at 202-551-3390.


						Sincerely,


						Brian K. Bhandari
						Staff Accountant
						Office of Emerging Growth Companies
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